

DIVISION OF
CORPORATION FINANCE

July 21, 2010

Ashish R. Parikh
Chief Financial Officer
Hersha Hospitality Trust
44 Hersha Drive
Harrisburg, PA 17102

> **Re:** **Hersha Hospitality Trust**
> **Registration Statement on Form S-3**
> **Filed June 30, 2010**
> **File No. 333-167891**

Dear Mr. Parikh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note we are currently reviewing your Form 10-K for the Fiscal Year Ended December 31, 2009. Please be advised that we are not in a position to clear your Registration Statement on Form S-3, filed on June 30, 2010, until we have completed our review of your Form 10-K.

2. As you know, we have issued comments on your Form 10-K for the Fiscal Year Ended December 31, 2009. Please confirm that you will amend your Form S-3 to reflect the responses to our comments on the Form 10-K, as applicable.

3.   We note that on page 46 of your Registration Statement on Form S-3, you did not properly incorporate future filings prior to the effective date pursuant to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Therefore, please amend your Registration Statement to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Ashish R. Parikh
Hersha Hospitality Trust
July 21, 2010
Page 3

Please contact Adam F. Turk, Attorney-Advisor, at (202) 551-3657 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia G. Barros
Special Counsel

cc: James S. Seevers, Jr., Esq
        Hunton & Williams LLP
        Via Facsimile: (415) 395-8095